United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

(CNPJ nº 42.157.511/0001 -61)

SUMMARY OF THE MINUTES OF AN ORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

December 7, 2006, at 4:00pm, in the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 3rd (part) and 4th floor, in the city of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Álvaro Luis Veloso and Alexandre D'Ambrosio. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1.	Appointment of surrogate Board member

1.1.	In the light of the resignation of the surrogate Board member, Mr. Bernardo Parnes, pursuant to Section 150, caput, of Law no 6,404/76 and Section 18 of the Company's By- laws, the Board decided to appoint Mr. ROBERTO RUHMAN, Brazilian, married, business administrator, bearer of identity card nº 6.951.743, issued by the SSP/SP and CPF/MF n°.

003.424.218-08, domiciled in the city of São Paulo, at Av. Brigadeiro Faria Lima nº 2.277, 16th floor, room 1604, as his successor to substitute for Board member Mr. JOÃO CARLOS CHEDE.

1.2.	The meeting was adjourned so that the newly appointed surrogate Board member could sign the documents necessary for him to take office. The meeting was then resumed and the surrogate Board member took office. It was declared that the surrogate Board member shall perform his duties until the next General Meeting of the company's shareholders, and shall be entitled to the same remuneration assigned to the Board member who resigned.

2.	Internal Regulation Structuring Plan; Mission, Vision and Principles

2.1.	As recommended by the Sustainability Committee, the Board of Directors approved: (i) the proposal for an Internal Regulation Structuring Plan related to the hierarchy of the company's internal regulations; and (ii) the new version of the Company's "Mission, Vision and Principles".

Closing:

The resolutions were decided with the unanimous approval of the Board members present. These Minutes were signed by those present. São Paulo, December 7, 2006. (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Álvaro Luis Veloso and Alexandre D'Ambrosio.

This is a faithful representation of the original, contained in the corporate register. José Luiz Braga Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer